DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 17, 2005

Terrance V. Helz
Associate General Counsel and Secretary
Cooper Industries, Ltd.
P.O. Box 4446
Houston, TX 77210-4446

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1/17/2006

Re: Cooper Industries, Ltd.
Incoming letter dated November 30, 2005

Dear Mr. Helz:

This is in response to your letter dated November 30, 2005 concerning the shareholder proposal submitted to Cooper by the Benedictine Sisters, Domini Social Investments, The Catholic Funds, Inc., the Dominican Sisters of Springfield, Illinois, the Congregation of Holy Cross, Southern Province, and the Congregation of the Sisters of Charity of the Incarnate Word. We also have received a letter on the proponents' behalf dated December 27, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Benedictine Sisters and co-proponents
c/o Sr. Susan Mika
Benedictine Sisters
285 Oblate Drive
San Antonio, TX 78216

1141982

Cooper Industries
P.O. Box 4446
Houston, TX 77210-4446

600 Travis, Suite 5800
Houston, TX 77002-1001
Phone (713) 209-8408
Fax (713) 209-8985

Terrance V. Helz
Associate General Counsel
and Secretary

COOPER

November 30, 2005

VIA EXPRESS MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Cooper Industries, Ltd.
File No. 1-31330

Ladies and Gentlemen:

On November 4, 2005 Cooper Industries, Ltd. ("Cooper") received a shareholder proposal on global human rights standards from the Office of the Comptroller of New York City as the custodian and trustee of the New York City Employees' Retirement System, the New York City Teacher's Retirement System, and the New York City Fire Department Pension Fund (the "NYC Proposal") for inclusion in Cooper's Proxy Statement and Proxy for its Annual Meeting of Shareholders to be held on April 25, 2006 (the "Proxy Materials"). The same proponents submitted this proposal and it was voted on by shareholders at Cooper's annual meeting in 2005, receiving a 7.2% favorable vote. On November 15, 2005 Cooper received another shareholder proposal on global human rights from the Benedictine Sisters and five co-sponsors (the "Benedictine Proposal").

Cooper will include the NYC Proposal in its Proxy Materials. Cooper intends to omit the Benedictine Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(11) under the Securities Exchange Act of 1934 because the Benedictine Proposal substantially duplicates the NYC Proposal. Cooper's position is supported by the following facts:

- Both proposals cite the reputational risks of operating in overseas countries where human rights standards have been violated.
- Both proposals concern the implementation of policies on global human rights standards, particularly in overseas operations.
- Both proposals specifically refer to the human rights standards set forth in the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to

Human Rights, which govern a range of human rights including workers rights, equal opportunity and non-discriminatory treatment.

- Both proposals request the Company to ensure that it has implemented global human rights standards at its own operations and that its international suppliers have also implemented human right standards in their operations.
- Both proposals request Cooper to ensure compliance with the human right standards by having a monitoring program.

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Securities and Exchange Commission if Cooper omits the Benedictine Proposal from its Proxy Materials for its 2006 Annual Meeting of Shareholders pursuant to Rule 14a-8(i)(11).

If the Division of Corporation Finance does not agree with Cooper's no action request to omit the Benedictine Proposal pursuant to Rule 14a-8(i)(11), then we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Securities and Exchange Commission if Cooper omits from its Proxy Materials item 3 from the Supporting Statement in the Benedictine Proposal (i.e. "The Company's strategy of engagement with internal and external stakeholders") pursuant to Rule 14a-8(i)(3). Item 3 is so vague and indefinite that neither our shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), are able to determine with any reasonable certainty exactly what actions or measures this item requires.

Pursuant to Rule 14a-8(j) under the Exchange Act, I have enclosed six copies of the following items:

1. the NYC Proposal and cover letter provided with the proposal,
2. the Benedictine Proposal and cover letter provided with the proposal,
3. cover letters and proposals from the following co-sponsors of the Benedictine Proposal: The Catholic Funds, Dominican Sisters of Springfield Illinois, Domini Social Investments, The Congregation of Holy Cross – Southern Province, and The Congregation of the Sisters of Charity of the Incarnate Word, and
4. this letter which states the reasons why Cooper believes the Benedictine Proposal may be omitted and which includes the addresses and facsimile numbers of the shareholder proponents.

Please call me if you have any questions.

Sincerely,

[signature]

TVH:lrb
Enclosures

U:\WORD\HELZ\LETTERS\SEC Div Corp Fin 11-30-05.doc

cc: Mr. Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

VIA FACSIMILE: 212-669-4072

Sister Susan Mika, OSB
Benedictine Sisters
285 Oblate Drive
San Antonio, TX 78216

VIA FACSIMILE: (210) 348-6745

Theodore Zimmer
The Catholic Funds
1100 West Wells Street
Milwaukee, WI 53233-2332

VIA FACSIMILE: (414) 278-6558

Brother Thomas G. Krieter, C.S.C.
The Congregation of Holy Cross
Southern Province
2111 Brackenridge Street
Austin, TX 78704-4322

VIA FACSIMILE: 512-416-1216

Sister Lillian Anne Healy, CCVI
The Congregation of the Sisters of Charity
of the Incarnate Word
6510 Lawndale
Houston, TX 77223-0969

VIA FACSIMILE: 713-921-2949

Sister Linda Hayes, OP
Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704

VIA FACSIMILE: 217-787-8169

Mr. Adam Kanzer
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915

VIA FACSIMILE: 212-217-1101

Mr. David Schilling
ICCR
475 Riverside Drive, Room 1842
New York, NY 10115

VIA FACSIMILE: 212-870-2023

Received
NOV - 4 2005
Terrance V. Helz

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

October 24, 2005

Mr. Terrance V. Helz
Associate General Counsel and
Secretary
Cooper Industries, Ltd.
600 Travis, Ste. 5800
Houston, TX 77002

Dear Mr. Helz:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, and the New York City Fire Department Pension Fund, (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO) and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights. Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

Letters from Bank of New York certifying the funds' ownership continually for over a year, of shares of Cooper Industries common stock are enclosed. Each fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse its provision, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2651.

Very truly yours,

Patrick Doherty

Enclosures

PD:ma

COOPER INDUSTRIES, LTD.
GLOBAL HUMAN RIGHTS STANDARDS

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

Whereas, Cooper Industries, Ltd. currently has overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111;UN Norms, section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights , by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

PD:ma

h:resoworkplstandards

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 24, 2005

To Whom It May Concern

Re: Cooper Industries - CUSIP#: G24182100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from October 24, 2004 through today at The Bank of New York the New York City Employees' Retirement System.

the New York City Employees' Retirement System	3,755 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

October 24, 2005

To Whom It May Concern

Re: Cooper Industries - CUSIP#: G24182100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from October 24, 2004 through today at The Bank of New York for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System	3,150 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N. Y. 10286

October 24, 2005

To Whom It May Concern

Re: Cooper Industries - CUSIP#: G24182100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from October 24, 2004 through today at The Bank of New York for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund 1,300 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President



Benedictine Sisters
285 Oblate Drive
San Antonio, TX 78216
210-348-6704 phone
210-348-6745 fax

November 14, 2005

H. John Riley, Jr.
Chairperson and CEO
Cooper Industries
600 Travis Street, Suite 5800
Houston, TX 77002-1001

RECEIVED
NOV 15 2005
OFFICE OF H. J. RILEY JR.

11/15/05

Dear H. John Riley,

The Benedictine Sisters continue to be interested in Cooper Industries' commitment to human rights policy and its implementation.

I am hereby authorized to notify you of our intention to file a shareholder resolution with Cooper Industries. This resolution asks the company to review its policies related to human rights. The Benedictine Sisters submit this resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Benedictine Sisters own 120 shares of stock. A letter from the custodian of our portfolio will follow to verify our ownership and that we will maintain ownership until after the annual meeting.

If you should, for any reason, desire to oppose the adoption of this proposal at the stockholders' annual meeting, please include in the corporation's proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations.

The Benedictine Sisters of Boerne, Texas are considered the primary contact for this resolution. We would ask that you copy any of the other religious groups who co-file this resolution, as well as David Schilling. Thank you for your attention to this.

We continue to be open to dialogue with Cooper Industries on this topic of reviewing Cooper Industries' policies related to human rights.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika
Corporate Responsibility Program

cc: David Schilling - ICCR
475 Riverside Drive - Room 1842
New York, NY 10115

Report on Human Rights Policies and Implementation—Cooper Industries

Whereas expectations of the global community are growing that companies need to have policies in place that promote and protect human rights within their areas of activity and sphere of influence, which helps promote and protect the company's reputation as a good corporate citizen.

Many companies have adopted ethical statements that apply to employee behavior while 92 companies worldwide have adopted explicit human rights policies that address a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2005)

Cooper Industries has over one hundred manufacturing locations on five continents. Without a comprehensive human rights policy, our company faces reputational risks by operating in countries, such as China, where the rule of law is weak, where arbitrary arrest, detention, torture and extra-judicial executions occur and where factory workers in plants from which our company sources its products may be subject to degrading working conditions. (Feb. 28, 2005; U.S. State Department Country Human Rights Reports—2004; http://www.state.gov/g/drl/rls/hrrpt/2004/41640.htm)

"Businesses are now finding that...they are being judged by the company they keep. As they rely more on outsourcing, they may be held responsible for the sins of their subcontractors," according to an Editorial in *The Economist* (January 24, 2004).

Only 12% of the S&P 500 companies have a supplier code of conduct that addresses workplace human rights, according to the Investor Responsibility Resource Center (November 2004, *IRRC Corporate Social Issues Reporter*).

In July, 2005, United Nations Secretary General Kofi Annan appointed a Special Representative to identify and clarify human rights standards for corporations, focusing on existing initiatives, including the UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights (UN Norms). The UN Norms--covering a range of rights, including the right to equal opportunity, security of persons, rights of workers, respect for economic, social and cultural rights and obligations with regard to consumer and environmental protection---is an essential tool for corporations in developing and implementing human rights policies. (http://www1.umn.edu/humanrts/links/commentary-Aug2003.html)

Resolved: shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2006.

Supporting Statement

We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations where the company operates.

2. A report on the current system in place to ensure that the company's suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.

3. The company's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

THE CATHOLIC FUNDS®
"Giving Voice to Catholic Values"

Received
NOV 1 7 2005
Terrance V. Helz

Theodore F. Zimmer
Direct phone: 414-278-6490
E-mail: ted.zimmer@catholicknights.org

BY FEDERAL EXPRESS OVERNIGHT

November 16, 2005

Mr. Terrence V. Helz
Associate Counsel & Secretary
Cooper Industries, Ltd.
600 Travis Street, Suite 5800
Houston, TX 77002

Re: **Shareholder Proposal** for 2006 Annual Meeting

Dear Mr. Helz:

The Catholic Equity Fund (a component of The Catholic Funds, Inc.[1]) is a mutual fund that seeks to advocate for certain values espoused by Catholic social teaching. We emphasize these three areas:

1. Preserving and promoting human dignity, especially in the workplace;

2. Promoting fair but not excessive executive compensation;

3. Promoting effective oversight by boards of directors.

As president of the Catholic Equity Fund, I submit the enclosed proposal (Report on Human Rights Policies and Implementation) for inclusion in the proxy statement for the annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. The Fund is acting as a co-filer of this resolution, for which the Benedictine Sisters of Boerne Texas is acting as the primary filer. One or more representatives of the filing shareholders will be present at the annual meeting to introduce the proposal.

The Catholic Equity Fund is the beneficial owner of shares of the company's common stock having a value in excess of $2,000, has owned this stock for more than a year, and intends to

[1] The Catholic Church has not sponsored or endorsed the Catholic Funds nor approved or disapproved of the Funds as an investment.

1100 West Wells Street • Milwaukee, WI 53233-2332
Tel: 414-278-6550 • 877-846-2372 • Fax: 414-278-6558

continue to hold this stock through the date of the annual meeting. A verification of ownership will follow shortly.

Sincerely,

Theodore F. Zimmer
President

Encl.

Report on Human Rights Policies and Implementation—Cooper Industries

Whereas expectations of the global community are growing that companies need to have policies in place that promote and protect human rights within their areas of activity and sphere of influence, which helps promote and protect the company's reputation as a good corporate citizen.

Many companies have adopted ethical statements that apply to employee behavior while 92 companies worldwide have adopted explicit human rights policies that address a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2005)

Cooper Industries has over one hundred manufacturing locations on five continents. Without a comprehensive human rights policy, our company faces reputational risks by operating in countries, such as China, where the rule of law is weak, where arbitrary arrest, detention, torture and extra-judicial executions occur and where factory workers in plants from which our company sources its products may be subject to degrading working conditions. (Feb. 28, 2005; U.S. State Department Country Human Rights Reports—2004; http://www.state.gov/g/drl/rls/hrrpt/2004/41640.htm)

"Businesses are now finding that...they are being judged by the company they keep. As they rely more on outsourcing, they may be held responsible for the sins of their subcontractors," according to an Editorial in *The Economist* (January 24, 2004).

Only 12% of the S&P 500 companies have a supplier code of conduct that addresses workplace human rights, according to the Investor Responsibility Resource Center (November 2004, *IRRC Corporate Social Issues Reporter*).

In July, 2005, United Nations Secretary General Kofi Annan appointed a Special Representative to identify and clarify human rights standards for corporations, focusing on existing initiatives, including the UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights (UN Norms). The UN Norms--covering a range of rights, including the right to equal opportunity, security of persons, rights of workers, respect for economic, social and cultural rights and obligations with regard to consumer and environmental protection---is an essential tool for corporations in developing and implementing human rights policies. (http://www1.umn.edu/humanrts/links/commentary-Aug2003.html)

Resolved: shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2006.

Supporting Statement

We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations where the company operates.

2. A report on the current system in place to ensure that the company's suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.

3. The company's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704

RECEIVED
NOV 16 2005
OFFICE OF H. J. RILEY JR.

November 15, 2005

H. John Riley, Jr.
Chairperson and CEO
Cooper Industries
600 Travis Street, Ste 5800
Houston, TX 77002-1001

Dear H. John Riley,

The Dominican Sisters of Springfield, IL is a religious order of women seeking to reflect its values, principles and mission in its investment decisions. As concerned investors, we are very much interested in Cooper Industries' commitment to a human rights policy and its implementation.

The Dominican Sisters of Springfield, IL is the beneficial owner of 50 shares of Cooper Industries common stock. Through this letter I notify you of our co-sponsorship of the enclosed resolution with the Benedictine Sisters of Boerne, TX, and other concerned investors. We present it for inclusion in the proxy statement for action at the next stockholder meeting in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Benedictine Sisters of Boerne, TX, in the company proxy statement.

Proof of ownership of common stock in the company is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. Sister Susan Mika, representing the Benedictine Sisters of Boerne, Texas is considered the primary contact for this resolution.

Sincerely,

Sister Linda Hayes, OP

Sister Linda Hayes, OP
Director, Corporate Social Responsibility
Dominican Sisters of Springfield, IL

cc: Susan Mika, OSB
David Schilling - ICCR
Julie Wokaty - ICCR

Phone: 217.787.0481 *Fax: 217.787.8169* *www.springfieldop.org*

Report on Human Rights Policies and Implementation—Cooper Industries

Whereas expectations of the global community are growing that companies need to have policies in place that promote and protect human rights within their areas of activity and sphere of influence, which helps promote and protect the company's reputation as a good corporate citizen.

Many companies have adopted ethical statements that apply to employee behavior while 92 companies worldwide have adopted explicit human rights policies that address a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2005)

Cooper Industries has over one hundred manufacturing locations on five continents. Without a comprehensive human rights policy, our company faces reputational risks by operating in countries, such as China, where the rule of law is weak, where arbitrary arrest, detention, torture and extra-judicial executions occur and where factory workers in plants from which our company sources its products may be subject to degrading working conditions. (Feb. 28, 2005; U.S. State Department Country Human Rights Reports—2004; http://www.state.gov/g/drl/rls/hrrpt/2004/41640.htm)

"Businesses are now finding that...they are being judged by the company they keep. As they rely more on outsourcing, they may be held responsible for the sins of their subcontractors," according to an Editorial in *The Economist* (January 24, 2004).

Only 12% of the S&P 500 companies have a supplier code of conduct that addresses workplace human rights, according to the Investor Responsibility Resource Center (November 2004, *IRRC Corporate Social Issues Reporter*).

In July, 2005, United Nations Secretary General Kofi Annan appointed a Special Representative to identify and clarify human rights standards for corporations, focusing on existing initiatives, including the UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights (UN Norms). The UN Norms--covering a range of rights, including the right to equal opportunity, security of persons, rights of workers, respect for economic, social and cultural rights and obligations with regard to consumer and environmental protection---is an essential tool for corporations in developing and implementing human rights policies. (http://www1.umn.edu/humanrts/links/commentary-Aug2003.html)

Resolved: shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2006.

Supporting Statement
We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations where the company operates.

2. A report on the current system in place to ensure that the company's suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.

3. The company's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

JPMorgan

Account Number: PYH-395226

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR INVESTMENT SPECIALIST
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 10/01/05 to 10/31/05

SNAPSHOT

TOTAL PORTFOLIO
$91,301.07

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$9,728.79	$15,360.52
Securities	$81,572.28	$78,780.48
TOTAL PORTFOLIO VALUE	$91,301.07	$94,141.00



Portfolio Value
(in dollars)
96,000
64,000
32,000
0
March 2005
June 2005
September 2005
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	($5,778.59)	($5,778.59)
Net Core Fund Activity	$5,631.73	$3,708.82
Net Additions and Withdrawals	$0.00	$1,725.90
Net Income and Expenses	$146.86	$343.87

LEGEND
( ) Numbers in parenthesis are debits or subtractions
NFS - National Financial Services LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

EQUITIES 89.34%

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/05	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
ARCH COAL INC Estimated Yield 0.41% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/14/05	ACI CASH	45	$77.07	$3,468.15	$5,062.50	$14.40		
BOEING CO Estimated Yield 1.54% Dividend Option Cash Capital Gain Option Cash	BA CASH	60	$64.64	$3,878.40	$4,077.00	$60.00		
BRISTOL MYERS SQUIBB Estimated Yield 5.29% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 11/01/05	BMY CASH	110	$21.17	$2,328.70	$2,646.60	$123.20		
CATERPILLAR INC Estimated Yield 1.90% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 11/19/05	CAT CASH	80	$52.59	$4,207.20	$4,700.00	$80.00		
COCA COLA CO Estimated Yield 2.61% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/15/05	KO CASH	65	$42.78	$2,780.70	$2,807.35	$72.80		
COOPER INDUSTRIES LTD CL A ISIN #BMG241821005 SEDOL #2949435 (BERMUDA) Estimated Yield 2.08% Dividend Option Cash Capital Gain Option Cash	CBE CASH	50	$70.89	$3,544.50	$3,457.00	$74.00		
DEAN FOODS CO Dividend Option Cash Capital Gain Option Cash	DF CASH	80	$36.15	$2,892.00	unavailable		$3,169.75	($277.75)
DELL INC Dividend Option Cash Capital Gain Option Cash	DELL CASH	65	$31.88	$2,072.20	$2,223.00			

Banc One Securities Corporation
Member NASD and SIPC
300 South Riverside
Suite 0291 • 11th Floor
Chicago, Illinois 60670-0291
(888) 326-2347
BANK ONE

Clearing Through
Pershing
Division of Donaldson, Lufkin & Jenrette
Securities Corporation
One Pershing Plaza, Jersey City, N.J. C

CONFIRMATION

MAIL TO:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 60G-169828
ACCOUNT TYPE: 1
SOC. SEC/TAX ID: 37-0968955

YOUR ACCOUNT EXECUTIVE:
NANCY PARSONS
A.E. NUMBER: PBY

FOR THE ACCOUNT OF:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

YOU BOUGHT:

COOPER INDUSTRIES
INCORPORATED

TRADE DATE: 07-16-01
PROCESS DATE: 07-16-01
SETTLEMENT DATE: 07-19-01
CUSIP NUMBER: 216669-10-1
SYMBOL: CBE

WE CONFIRM THE BELOW TRADE(S), SUBJECT TO THE TERMS AND CONDITIONS ON THE REVERSE SIDE.

TRADE NUMBER	QUANTITY	PRICE	PRINCIPAL	INTEREST OR STATE TAX	COMMISSION	SERVICE CHARGE	S.E.C. FEE	NET AMOUNT	MKT/CPTY
J65519	75	39.96	2,997.00		19.95	3.00		3,019.95	5/1
TOTALS	75		2,997.00		19.95	3.00		3,019.95	

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

THIS CONFIRMATION IS AN ADVICE NOT AN INVOICE. REMITTANCE OR SECURITIES ARE DUE ON OR BEFORE SETTLEMENT DATE.

FOR THE ACCOUNT OF:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 60G-169828
ACCOUNT TYPE: 1
SOC. SEC/TAX ID: 37-0968955

YOUR ACCOUNT EXECUTIVE:
NANCY PARSONS
A.E. NUMBER: PBY

YOU BOUGHT: CBE

COOPER INDUSTRIES
INCORPORATED

NBD

TRADE DATE: 07-16-01
PROCESS DATE: 07-16-01
SETTLEMENT DATE: 07-19-01

QUANTITY: 75

CUSIP NUMBER: 216669-10-1

NET AMOUNT: 3,019.95

SEE REVERSE SIDE FOR TERMS AND CONDITIONS AND EXPLANATION OF CODED SYMBOLS RELATING TO THIS CONFIRMATION
ON OTHER THAN ROUND LOTS (NORMALLY 100 SHARES) IF DIF APPEARS ABOVE, AN ODD-LOT DIFFERENTIAL HAS BEEN CHARGED IN CONNECTION WITH THIS TRANSACTION.
THE AMOUNT OF SUCH DIFFERENTIAL WILL BE FURNISHED UPON REQUEST.

BANK ONE

Banc One Securities Corporation
member NASD and SIPC
300 South Riverside • Suite IL1-0291, 11th Floor
Chicago, IL 60670-0291 1-888-326-2347

Clearing Through
Pershing A BNY Securities Group Co. Solutions from The Bank of New York
One Pershing Plaza, Jersey City, New Jersey 07399
Pershing LLC member NASD, NYSE, SIPC Trademark(s) of Pershing Investments LLC

CONFIRMATION

MAIL TO:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

FOR THE ACCOUNT OF :

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 60G-169828
ACCOUNT TYPE: 1

YOUR ACCOUNT EXECUTIVE:
MARK E RIDLEY
A.E. NUMBER: PNY

YOU SOLD:

COOPER INDS LTD CL A
ISIN#BMG241821005

TRADE DATE: 09-30-04
PROCESS DATE: 09-30-04
SETTLEMENT DATE: 10-05-04
CUSIP NUMBER: G24182-10-0
SYMBOL: CBE

WE CONFIRM THE BELOW TRADE(S), SUBJECT TO THE TERMS AND CONDITIONS ON THE REVERSE SIDE.

TRADE NUMBER	QUANTITY	PRICE	PRINCIPAL	INTEREST/ STATE TAX	COMMISSION	SERVICE CHARGE	S.E.C. FEE	NET AMOUNT USD	MKT/ CPTY
M2W88D	25	58.90	1,472.50		24.95		.04	1,447.51	8/1
	UNSOLICITED ORDER								
TOTALS	25		1,472.50		24.95		.04	1,447.51	

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

THIS CONFIRMATION IS AN ADVICE NOT AN INVOICE. REMITTANCE OR SECURITIES ARE DUE ON OR BEFORE SETTLEMENT DATE.

SEE REVERSE SIDE FOR TERMS AND CONDITIONS AND EXPLANATION OF CODED SYMBOLS RELATING TO THIS CONFIRMATION.
ON OTHER THAN ROUND LOTS (NORMALLY 100 SHARES) IF DIF APPEARS ABOVE, AN ODD-LOT DIFFERENTIAL HAS BEEN CHARGED IN CONNECTION WITH THIS TRANSACTION.
THE AMOUNT OF SUCH DIFFERENTIAL WILL BE FURNISHED UPON REQUEST.

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters℠

November 17, 2005

RECEIVED
NOV 18 2005
OFFICE OF H. J. RILEY JR.

H. John Riley, Jr.
Chairperson and CEO
Cooper Industries
600 Travis Street, Suite 5800
Houston, TX 77002-1001

Re: Submission of Shareholder Resolution

Dear Mr. Riley:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 24,000 shares of Cooper Industries stock.

I am writing to submit the attached proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Cooper Industries shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Cooper shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

The Benedictine Sisters of Boerne, Texas are considered the primary contact for this resolution. I would also appreciate being copied on all correspondence relating to the resolution. I can be reached at akanzer@domini.com or by phone at (212) 217-1027.

Sincerely,

Adam Kanzer
General Counsel & Director of Shareholder Advocacy

Encl.

Cc:
Sr. Susan Mika, The Benedictine Sisters
Rev. David Schilling, Interfaith Center on Corporate Responsibility

Report on Human Rights Policies and Implementation—Cooper Industries

Whereas expectations of the global community are growing that companies need to have policies in place that promote and protect human rights within their areas of activity and sphere of influence, which helps promote and protect the company's reputation as a good corporate citizen.

Many companies have adopted ethical statements that apply to employee behavior while 92 companies worldwide have adopted explicit human rights policies that address a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2005)

Cooper Industries has over one hundred manufacturing locations on five continents. Without a comprehensive human rights policy, our company faces reputational risks by operating in countries, such as China, where the rule of law is weak, where arbitrary arrest, detention, torture and extra-judicial executions occur and where factory workers in plants from which our company sources its products may be subject to degrading working conditions. (Feb. 28, 2005; U.S. State Department Country Human Rights Reports—2004; http://www.state.gov/g/drl/rls/hrrpt/2004/41640.htm)

"Businesses are now finding that...they are being judged by the company they keep. As they rely more on outsourcing, they may be held responsible for the sins of their subcontractors," according to an Editorial in The Economist (January 24, 2004).

Only 12% of the S&P 500 companies have a supplier code of conduct that addresses workplace human rights, according to the Investor Responsibility Resource Center (November 2004, IRRC Corporate Social Issues Reporter).

In July, 2005, United Nations Secretary General Kofi Annan appointed a Special Representative to identify and clarify human rights standards for corporations, focusing on existing initiatives, including the UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights (UN Norms). The UN Norms--covering a range of rights, including the right to equal opportunity, security of persons, rights of workers, respect for economic, social and cultural rights and obligations with regard to consumer and environmental protection---is an essential tool for corporations in developing and implementing human rights policies. (http://www1.umn.edu/humanrts/links/commentary-Aug2003.html)

Resolved: shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2006.

Supporting Statement
We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations where the company operates.

2. A report on the current system in place to ensure that the company's suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.

3. The company's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

Holy Cross, Southern Province

2111 Brackenridge Street
Austin, Texas 78704-4322
(512) 443-3886 • FAX (512) 416-1216

RECEIVED
NOV 16 2005
OFFICE OF H. J. RILEY JR.

November 15, 2005

H. John Riley, Jr.
Chairperson and CEO
Cooper Industries
600 Travis Street, Suite 5800
Houston, TX 77002-1001

Dear H. John Riley,

The Congregation of Holy Cross, Southern Province continues to be interested in Cooper Industries' commitment to human rights policy and its implementation.

I am hereby authorized to notify you of our intention to co-file a shareholder resolution with Cooper Industries. This resolution asks the company to review its policies related to human rights. The Congregation of Holy Cross, Southern Province submits this resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of Holy Cross, Southern Province own 75 shares of stock. A letter from the custodian of our portfolio will follow to verify our ownership and that we will maintain ownership until after the annual meeting.

If you should, for any reason, desire to oppose the adoption of this proposal at the stockholders' annual meeting, please include in the corporation's proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations.

The Benedictine Sisters of Boerne, Texas are considered the primary contact for this resolution. Please contact Sr. Susan Mika with any questions. Thank you for your attention to this.

We continue to be open to dialogue with Cooper Industries on this topic of reviewing Cooper Industries' policies related to human rights.

Sincerely,

Bro. Thomas G. Krieter, C.S.C.
Provincial Steward

cc: David Schilling – ICCR

Nadera Narine – ICCR

Sr. Susan Mika – PRIMARY FILER

Report on Human Rights Policies and Implementation—Cooper Industries

Whereas expectations of the global community are growing that companies need to have policies in place that promote and protect human rights within their areas of activity and sphere of influence, which helps promote and protect the company's reputation as a good corporate citizen.

Many companies have adopted ethical statements that apply to employee behavior while 92 companies worldwide have adopted explicit human rights policies that address a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2005)

Cooper Industries has over one hundred manufacturing locations on five continents. Without a comprehensive human rights policy, our company faces reputational risks by operating in countries, such as China, where the rule of law is weak, where arbitrary arrest, detention, torture and extra-judicial executions occur and where factory workers in plants from which our company sources its products may be subject to degrading working conditions. (Feb. 28, 2005; U.S. State Department Country Human Rights Reports—2004; http://www.state.gov/g/drl/rls/hrrpt/2004/41640.htm)

"Businesses are now finding that...they are being judged by the company they keep. As they rely more on outsourcing, they may be held responsible for the sins of their subcontractors," according to an Editorial in *The Economist* (January 24, 2004).

Only 12% of the S&P 500 companies have a supplier code of conduct that addresses workplace human rights, according to the Investor Responsibility Resource Center (November 2004, *IRRC Corporate Social Issues Reporter*).

In July, 2005, United Nations Secretary General Kofi Annan appointed a Special Representative to identify and clarify human rights standards for corporations, focusing on existing initiatives, including the UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights (UN Norms). The UN Norms--covering a range of rights, including the right to equal opportunity, security of persons, rights of workers, respect for economic, social and cultural rights and obligations with regard to consumer and environmental protection---is an essential tool for corporations in developing and implementing human rights policies. (http://www1.umn.edu/humanrts/links/commentary-Aug2003.html)

Resolved: shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2006.

Supporting Statement
We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations where the company operates.

2. A report on the current system in place to ensure that the company's suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.

3. The company's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

A.G. EDWARDS & SONS, INC.
305 Sidney Baker South, Suite 100
Kerrville, TX 78028-5916

830/792-4645
toll-free: 800/460-2434
fax: 830/792-4676

EDWARDS.

November 15, 2005

RECEIVED
NOV 18 2005
OFFICE OF H. J. RILEY JR.

H. John Riley, Jr.
Cooper Industries, Ltd
600 Travis Street
Suite 5800
Houston, TX 77002

RE: Congregation of Holy Cross, Southern Province

Dear Mr. Riley,

This letter is to verify that the Congregation of Holy Cross, Southern Province is the beneficial owner of 75 shares of common stock of Cooper Industries Ltd held in its account at A.G. Edwards & Sons, Inc.

These shares have been held for over a year and they will be maintained in the portfolio at least through the date of the company's next annual meeting.

Sincerely,

Robert Naman

Robert D. Naman
Financial Consultant

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

RECEIVED
NOV 18 2005
OFFICE OF H. J. RILEY JR.

November 16, 2005

H. John Riley, Jr., Chairman and CEO
Cooper Industries
600 Travis Street, 58th Floor
Houston, TX 77002-1001

Dear Mr. H. John Riley,

The Congregation of the Sisters of Charity of the Incarnate Word, Houston looks for social and environmental as well as financial accountability in its investments. In this connection we are very interested in our companies adopting, implementing, and enforcing global comprehensive human rights policies based on internationally recognized human rights standards.

Therefore, I am authorized to notify you of our intention to submit this shareholder proposal with the Benedictine Sisters of Borne, Texas. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next meeting in accordance with Rule 14(a)(8) of the General Rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be Sister Susan Mika, OSB. Her phone number is (210)344-6778, (210)344-6805 Fax.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Cooper Industries. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

/Jch

cc: Susan Mika, OSB, Benedictine Sisters Charitable Trust
David Schilling - ICCR

Report on Human Rights Policies and Implementation—Cooper Industries

Whereas expectations of the global community are growing that companies need to have policies in place that promote and protect human rights within their areas of activity and sphere of influence, which helps promote and protect the company's reputation as a good corporate citizen.

Many companies have adopted ethical statements that apply to employee behavior while 92 companies worldwide have adopted explicit human rights policies that address a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2005)

Cooper Industries has over one hundred manufacturing locations on five continents. Without a comprehensive human rights policy, our company faces reputational risks by operating in countries, such as China, where the rule of law is weak, where arbitrary arrest, detention, torture and extra-judicial executions occur and where factory workers in plants from which our company sources its products may be subject to degrading working conditions. (Feb. 28, 2005; U.S. State Department Country Human Rights Reports—2004; http://www.state.gov/g/drl/rls/hrrpt/2004/41640.htm)

"Businesses are now finding that...they are being judged by the company they keep. As they rely more on outsourcing, they may be held responsible for the sins of their subcontractors," according to an Editorial in *The Economist* (January 24, 2004).

Only 12% of the S&P 500 companies have a supplier code of conduct that addresses workplace human rights, according to the Investor Responsibility Resource Center (November 2004, *IRRC Corporate Social Issues Reporter*).

In July, 2005, United Nations Secretary General Kofi Annan appointed a Special Representative to identify and clarify human rights standards for corporations, focusing on existing initiatives, including the UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights (UN Norms). The UN Norms--covering a range of rights, including the right to equal opportunity, security of persons, rights of workers, respect for economic, social and cultural rights and obligations with regard to consumer and environmental protection---is an essential tool for corporations in developing and implementing human rights policies. (http://www1.umn.edu/humanrts/links/commentary-Aug2003.html)

Resolved: shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2006.

Supporting Statement
We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations where the company operates.

2. A report on the current system in place to ensure that the company's suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.

3. The company's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

December 27, 2005

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Cooper Industries, Ltd

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by the Benedictine Sisters of Borne, Texas, The Catholic Funds, The Congregation of the Holy Cross (Southern Province), The Congregation of the Sisters of Charity of the Incarnate Word, the Dominican Sisters of Springfield, Illinois and Domini Social Investments (who are hereinafter collectively referred to as the "Proponents"), each of whom is the beneficial owner of shares of common stock of Cooper Industries, Ltd. (hereinafter referred to either as "Cooper" or the "Company"), and who have jointly submitted a shareholder proposal to Cooper, to respond to the letter dated November 30, 2005, sent to the Securities & Exchange Commission by the Company, in which Cooper contends that the Proponents' shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(i)(11) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Cooper's year 2006 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal requests the Company to review and, where necessary, enhance its human rights policies and to report to the shareholders on this matter. The proposal specifically looks to the United Nations' "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights" (the "UN Norms") for the content of an appropriate human rights policy.

RULE 14a-8(i)(11)

We concede that there is some overlap between the Proponents' shareholder proposal and the shareholder proposal that has been submitted by Office of the Comptroller of the City of New York (the "New York City Proposal"). Nevertheless, the *two proposals are not substantially duplicative.*

Although the New York City Proposal makes reference to the UN Norms it does so by referencing only those norms that deal with the treatment of employees. Thus, the first substantive Whereas Clause of the New York City Proposal (Whereas paragraph 2) *sets forth the topic of the proposal* as "*problems of child labor, 'sweatshop' conditions* and the denial of labor rights". However, certain labor rights are widely considered to be included among the broader category of human rights. Thus, certain labor rights are *included in the human rights enumerated in the* UN Norms. *Consequently, the* New York City Proposal makes reference to human rights in its third and fourth Whereas paragraphs. In the context, however, it is abundantly clear that the proposal is referring only to that subset of human rights that deal with labor conditions. This is made absolutely clear by the fifth Whereas paragraph that enumerates those human rights principles set forth in the UN Norms that New York City wishes Cooper to incorporate into the Company's policies. Each of the specifically cited Norms repeats policies that *are also to be found in various* ILO *Conventions. Indeed, citations to the* UN *Norms are* limited to Sections B (which deals with non-discrimination in the workforce) and D (which deals with "Rights of Workers"). The vast number of additional human rights *contained in the UN Norms is referred to neither explicitly nor implicitly.*

In contrast to the narrow labor rights focus of the New York City Proposal, the Proponents' shareholder proposal calls on Cooper to embrace the entirety of the human rights principles set forth in the UN Norms. While certain labor rights are therefore *included, the thrust of the proposal* is considerably broader than labor rights. Thus, paragraph 23 (in the Definition Section) of the UN Norms defines the human rights referred to in the UN norms as follows:

> The phrases "human rights" and "international human rights" include civil, cultural, economic, political and social rights, as set forth in the International Bill of Human Rights and other human rights treaties, as well as the right to *development and rights recognized by* international humanitarian law,

international refugee law, international labour law, and other relevant instruments adopted within the United Nations system.

As can readily be seen, labor rights is a mere subset of human rights. This is made ineluctably clear from an examination of the complete list of human rights covered by the UN Norms. Thus the introductory section (entitled "General Obligations") calls on all companies to respect the rights of indigenous peoples in the territories in which the company operates.

More broadly, Section C ("Rights to security of persons") states:

3. Transnational corporations and other business enterprises shall not engage in nor benefit from war crimes, crimes against humanity, genocide, torture, forced disappearance, forced or compulsory labour, hostage-taking, extrajudicial, summary or arbitrary executions, other violations of humanitarian law and other international crimes against the human person as defined by international law, in particular human rights and humanitarian law.

4. Security arrangements for transnational corporations and other business enterprises shall observe international human rights norms as well as the laws and professional standards of the country or countries in which they operate.

Consumer protection is covered in Section F and the company's environmental obligations are covered by the UN Norms in Section G, which states:

Transnational corporations and other business enterprises shall carry out their activities in accordance with national laws, regulations, administrative practices and policies relating to the preservation of the environment of the countries in which they operate, as well as in accordance with relevant international agreements, principles, objectives, responsibilities and standards with regard to the environment as well as human rights, public health and safety, bioethics and the precautionary principle, and shall generally conduct their activities in a manner contributing to the wider goal of sustainable development.

Finally, Section E sets forth the principles of "Respect for national sovereignty and human rights" as follows:

10. Transnational corporations and other business enterprises shall recognize and respect applicable norms of international law, national laws and regulations, as well as administrative practices, the rule of law, the public interest, development objectives, social, economic and cultural policies including transparency, accountability and prohibition of corruption, and authority of the countries in which the enterprises operate.

11. Transnational corporations and other business enterprises shall not offer, promise, give, accept, condone, knowingly benefit from, or demand a bribe or

other improper advantage, nor shall they be solicited or expected to give a bribe or other improper advantage to any Government, public official, candidate for elective post, any member of the armed forces or security forces, or any other individual or organization. Transnational corporations and other business enterprises shall refrain from any activity which supports, solicits, or encourages States or any other entities to abuse human rights. They shall further seek to ensure that the goods and services they provide will not be used to abuse human rights.

12. Transnational corporations and other business enterprises shall respect economic, social and cultural rights as well as civil and political rights and contribute to their realization, in particular the rights to development, adequate food and drinking water, the highest attainable standard of physical and mental health, adequate housing, privacy, education, freedom of thought, conscience, and religion and freedom of opinion and expression, and shall refrain from actions which obstruct or impede the realization of those rights.

In summary, it is clear beyond cavil that the New York City Proposal covers a minor subset of the UN Norms while the Proponents' shareholder proposal covers all of the principles set forth in the UN Norms. Therefore, the Proponent's shareholder proposal does not substantially duplicate the New York City Proposal. Indeed, in the context of Rule 14a-8(i)(10), the Staff has recently held that a labor policy is not the same as a human rights policy, *Cisco Systems, Inc.* (August 31, 2005).

For the foregoing reasons, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-8(i)(11).

Rule 14a-8(i)(3)

The Company includes in its no-action request a one sentence conclusory statement that the Proponents' shareholder proposal is vague. A conclusory statement without any reasoning or argumentation clearly fails to meet the burden of proof, which is on the Company (see, most recently, Staff Legal Bulletin No.14B, final paragraph of Section B4 (September 15, 2004)) to establish the applicability of any 14a-8(i) exclusion.

On the merits, the Proponents' shareholder proposal is not so inherently vague that the shareholders (or the Company, were it to implement the proposal) would be unable to determine with reasonable certainty what actions the proposal requires. The shareholder proposal requests Cooper to review its human rights policies to see where they may need amendment. In connection with this review process it is suggested that the UN Norms be employed (referred to as "an essential tool for corporations in developing and implementing human rights policies)". The UN Norms are briefly summarized in the Whereas clauses and a website citation to the entire document (the substantive portion of which is set forth in 14 short paragraphs covering less than two print-out pages) is also given in the Whereas clause. Under these circumstances, shareholders know exactly what they are being asked to vote on and the Company would have zero difficulty in implementing the proposal if it is adopted by the shareholders.

For the foregoing reasons, the Proponent's shareholder proposal is not *excludable by virtue of Rule 14a-8(i)(3).*

In conclusion, we request the Staff to inform the Company that the SEC proxy *rules require denial of the Company's no action request. We would appreciate your* telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. *Please* also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Terrance V. Helz
Proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cooper Industries, Ltd.
Incoming letter dated November 30, 2005

The proposal requests that management review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and report its findings by December 2006.

There appears to be some basis for your view that Cooper may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Cooper's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Cooper omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Cooper relies.

Sincerely,

Mary Beth Breslin
Special Counsel